YanGuFang International Group Co., Ltd.

3/F, Building 3, 33 Suhong Road
Minhang District, Shanghai, China, 201100
Tel: +86 (21) 52966658

VIA EDGAR

June 21, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ernest Greene
Andrew Blume
Erin Donahue
Sergio Chinos

Re: YanGuFang International Group Co., Ltd.

Draft Registration Statement on Form F-1

Submitted March 10, 2022

CIK No. 0001875496

Dear Mr. Greene:

YanGuFang International Group Co., Ltd (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 6, 2022, regarding Draft Registration Statement on Form F-1 (“Draft Registration Statement”) submitted to the Commission on March 10, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is submitting via Edgar a revised registration statement (the “Revised Registration Statement”) with this response letter.

Draft Registration Statement Submitted on March 10, 2022

General

1.	Please supplementary provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Response to Comment No. 1: As of the date of this response letter, neither the Company, nor any of its authorized representatives, has presented written communications to potential investors in reliance on Section 5(d) of the Securities Act. However, in the event that the Company does so, we will provide all such written communications to the Staff under separate cover.

Prospectus Cover Page, page i

2.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response to Comment No. 2: In response to the Staff’s comment, we have revised disclosures on the prospectus cover page of the Revised Registration Statement.

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response to Comment No. 3: In response to the Staff’s comment, we have revised disclosures on the prospectus cover page of the Revised Registration Statement.

4.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Disclose whether cash generated from one subsidiary is used to fund another subsidiary’s operations, whether you have ever faced difficulties or limitations on your ability to transfer cash between subsidiaries, and whether you have cash management policies that dictate the amount of such funding and how funds are transferred.

Response to Comment No. 4: In response to the Staff’s comment, we have revised disclosures on the prospectus cover page, and the prospectus summary on pages 16-18 of the Revised Registration Statement.

5.	Please tell us whether you will be deemed a “controlled company” as defined by the market on which you intend to list your common stock. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

Response to Comment No. 5: We respectfully advise the Staff that we do not expect to be deemed a “controlled company” as defined by Nasdaq where we seek to list our ordinary shares because we do not expect any shareholder or group would own more than 50% of our voting power following our initial public offering.

Prospectus Summary, page 1

6.	Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Response to Comment No. 6: In response to the Staff’s comment, we have revised disclosures in the prospectus summary on pages 2-5 and the “Risk Factor” section on pages 67-69 of the Revised Registration Statement.

7.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal systems in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response to Comment No. 7: In response to the Staff’s comment, we have revised disclosures under the heading “Summary of Significant Risks Affecting Our Company” on pages 18 and 21 and the “Risk Factor” section on pages 29-31, and 67-68 of the Revised Registration Statement.

8.	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response to Comment No. 8: In response to the Staff’s comment, we have revised disclosures under the headings “Recent Regulatory Developments in China” and “Regulatory Permissions” on pages 11-15 of the Revised Registration Statement.

9.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response to Comment No. 9: In response to the Staff’s comment, we have revised disclosures on the prospectus cover page, under the heading “Dividend and Other Distributions and Cash Flows through Our Organization” of the prospectus summary on page 15-17, and the “Risk Factor” section on pages 45-46 of the Revised Registration Statement.

10.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response to Comment No. 10: In response to the Staff’s comment, we have revised disclosures on the prospectus cover page, under the heading “Summary of Significant Risks Affecting Our Company” of the prospectus summary on page 17, and the “Risk Factor” section on pages 27-28 of the Revised Registration Statement.

11.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response to Comment No. 11: In response to the Staff’s comment, we have revised disclosures in the prospectus summary on pages 5-9 of the Revised Registration Statement.

12.	Please ensure that the information you provide in your summary is balanced. To the extent you cite strengths, review each one and revise as necessary to provide balanced information, rather than merely listing generalized risk factors at the end of this section.

Response to Comment No. 12: In response to the Staff’s comment, we have revised disclosures in the prospectus summary on page 10 of the Revised Registration Statement.

Risk Factors, page 17

13.	Revise your risk factor to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your ability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Response to Comment No. 13: In response to the Staff’s comment, we have revised disclosures under the heading “Summary of Significant Risks Affecting Our Company” on page 21, and the “Risk Factor” section on page 67 of the Revised Registration Statement.

14.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response to Comment No. 14: In response to the Staff’s comment, we have revised disclosures in the “Risk Factor” section on pages 29-33, 41-43 and 56-57 of the Revised Registration Statement.

Financial Statements

General, page F-1

15.	Please provide updated financial statements and related disclosures as required by Item 8.A.5 of Form 20-F.

Response to Comment No. 15: In response to the Staff’s comment, we have included the updated financial statements and related disclosures in the Revised Registration Statement.

Note 15 - Subsequent Events, page F-29

16.	Please revise your filing to disclose the specific date through which subsequent events have been evaluated and state whether such date is the date the financial statements were issued or the date the financial statements were available to be issued. See ASC 855-10-50-1.

Response to Comment No. 16: In response to the Staff’s comment, we have revised disclosures on F- 58 of the Revised Registration Statement.

Exhibits

17.	We note your disclosure that you are heavily dependent on two major suppliers for components of your products. Please tell us what consideration you have given to filing your supply agreements with those key suppliers as exhibits to your registration statement. Refer to Item 601 of Regulation S-K.

Response to Comment No. 17: In response to the Staff’s comment, we will file the agreements with our two major suppliers by amendment.

18.	Please file as an exhibit the lock-up agreements mentioned on page 161.

Response to Comment No. 18: We will file the lock-up agreement as an exhibit supplementally.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Richard I. Anslow, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

YANGUFANG INTERNATIONAL GROUP CO., LTD

By:	/s/ Junguo He
Name:	Junguo He
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP